UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-39880

MYT NETHERLANDS PARENT B.V.

(Exact Name of Registrant as Specified in its Charter)

Einsteinring 9

85609 Aschheim/Munich

Germany

+49 89 127695-614

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On February 11, 2025, MYT Netherlands Parent B.V. will hold a conference call regarding its unaudited financial results for the second fiscal quarter ended December 31, 2024. A copy of the quarterly report for the second quarter of fiscal 2025 is furnished as Exhibit 99.1 hereto.

Exhibit No.	Description
99.1	Interim Report for the Three and Six Months Ended December 31, 2024.
99.2	Q2, FY 2025 Earnings Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MYT Netherlands Parent B.V.

	By:	/s/ Martin Beer
	Name:	Dr. Martin Beer
	Title:	Chief Financial Officer
Date: February 11, 2025